United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Walt Disney Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Walt Disney Company

RE: The case for voting AGAINST all Board of Director nominees (Proposal No. 1); and to vote FOR Shareholder Proposal No. 5 on the 2023 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against all items under Proposal No. 1, and for Proposal No. 5, following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “AGAINST” all nominees for the Board of Directors (Proposal No. 1); and to vote “FOR” Shareholder Proposal No. 5 (“Report on Operations Related to China”), on the 2023 Proxy Ballot for The Walt Disney Company (“Disney” or “Company”).

Summary

This report is necessary because:

1) The Walt Disney Company, under the guidance of the existing Board – that for the most part has been renominated by the Company – has underperformed the S&P 500.

2) Disney’s re-nominated Board members have presided over the degradation of the company’s reputation and its intellectual/creative properties; and have allowed the Company’s wholly unnecessary involvement in divisive political issues that drive away customers and audiences.

3) Disney bends over backwards to accommodate its radical progressive employees and their agendas, bashing American history and values, while at the same time bowing to brutal communist dictatorial regimes abroad.

4) The Board’s recommended return of nearly all its current members is unacceptable considering the Company’s poor performance, including its political activism and resultant brand degradation, and its CEO succession failure.

5) The Board’s significant failures must not be rewarded with 100 percent reelection.

The Walt Disney Company, under the guidance of the existing Board – that for the most part has been renominated by the Company – has underperformed the S&P 500.

Disney – with its wealth of creative intellectual properties, automatic revenue generators at theme parks all over the planet, and nearly recession-proof entertainment- and media-delivery mechanisms – has seen an inexplicable decline in shareholder returns compared to the Standard & Poor’s 500 Index. As of January 10, 2023, the Company’s share price fell short against the Wall Street measuring stick over one year (by 24 percent), three years (by 60 percent), five years (by 66 percent), and ten years (by 116 percent). By March 15, 2023 – the date of the filing of this report with the SEC – the share price had descended even lower.

Only two years ago Disney stock traded at its eight-year peak – $197.16 – and over the course of 2022, its value dropped by 44 percent.1 It was the worst year for the Company’s stock since 1974.

1 Huston, Caitlin. “Disney Stock Fell 44 Percent in 2022 Amid Tumultuous Year,” The Hollywood Reporter, Dec. 30, 2022. See https://www.hollywoodreporter.com/business/business-news/disney-stock-2022-1235289239/.

In November 2022 Disney reported far greater financial losses – more than double – on its streaming offerings than a year earlier.2 While Disney+ added 12 million net new subscribers, falling average monthly revenue per paid subscriber, growing costs, and lower ad revenue per subscriber caused losses for the segment to be 38 percent greater than Wall Street’s expectations, with the streaming division losing $1.47 billion. The losses were so substantial that financial market commentator Jim Cramer said that “The team’s going downhill… the losses were mind-boggling.”3

Disney’s earnings report of Feb. 8, 2023, did not impress either. Returning CEO Robert Iger announced the Company would eliminate 7,000 jobs as part of an effort to cut $5.5 billion in spending. Streaming lost another $1.1 billion, and the Company blamed a reduction in subscribers on the loss of broadcast rights for cricket in India. Seriously – a multi-billion-dollar entertainment behemoth, with the most envied creative properties in the world, can’t overcome the loss of a few rupees because it can’t show Bowling for Wickets any more.

Disney’s operating losses from its streaming platform were instigated by the segment’s cash-burning content creation efforts. As is commonplace amongst prominent content providers, such as Netflix, Disney is spending billions on production costs to create an “increased mix of original content.”4 Disney spent $33.7 billion on “programming and production costs” across all their platforms during fiscal year 2022, with programming and production costs for Disney+ rising 72.5 percent to $5 billion. Based on Disney’s most recent quarterly report, run-rated

2 Feuer, Will. “Disney Shares Slide as Streaming Losses Balloon,” Wall Street Journal, Nov. 9, 2022. See https://www.wsj.com/articles/disney-shares-slide-as-streaming-losses-balloon-11668008713.

3 C. Mirarchi. “Disney stock dives to multi-year low after earnings report, analysts call for Bob Chapek to be fired,” WDW News Today, November 9, 2022. See https://wdwnt.com/2022/11/disney-stock-dives-after-earnings-report-some-calling-for-leadership-change/.

4 “Disney Corporation Form 10-Q 2022”. SEC EDGAR, February 8, 2023. See https://www.sec.gov/Archives/edgar/.

programming and production costs for Disney+ could exceed $7 billion for fiscal year 2023.5 6 Despite having more original content than ever, the costs of developing such expensive content place too heavy a financial burden on customers, forcing them to cancel their memberships and further drive down Disney’s profitability.7 Despite falling profitability and growing competition within the streaming space, Disney’s leadership team still plans to spend over $30 billion on content during 2023.8

MoffettNathanson, a Wall Street sell-side research group focusing on media, has forecast doom for traditional linear television (namely cable and satellite subscribers) for a long time, and now say that the streaming trend is also almost over before it’s barely begun.9

“Rather than being the new sliced bread, investors and executives have accepted that streaming is, in fact, not a good business — at least not compared to what came before…,” the media analysts wrote in a research note on Jan. 18. “We find ourselves hurtling towards a climax where once-great companies will have to face the reality that they can no longer afford to light money on fire chasing profits that do not exist.”

Instead of focusing on generating positive cash flow in struggling segments, Disney decided to use profits from post-COVID surges in attendance at its theme parks to cover other divisions’ shortcomings. As a result of Disney’s spending spree and waning consumer spending, analysts are pessimistic about prospects for both broadcasting and theme parks. While rampant spending on content is a prominent culprit for analysts’ negative outlook, it could also be due to the fact that theme park revenue and operating income from 2019 to 2022 has only grown 9.5 percent and 17 percent respectively,10 with the company starting to rely on price increases to manufacture growth.11

Upon the onset of the COVID-19 pandemic in 2020, S&P lowered Disney’s credit rating to BBB+ from A- due to the negative impacts of the COVID-19 pandemic. Despite the credit rating agency’s initial expectations that operations would normalize in 2022, S&P still hasn’t upgraded Disney’s credit rating, as revenue, profitability, and cash flow have continued to be below expectations.12

5 Ibid.

6 “Disney Corporation Form 10-K 2022”. SEC EDGAR, January 24, 2023. See https://www.sec.gov/Archives/edgar/.

7 J. Toonkel & S. Krouse. “You hated your cable package. Your streaming services are bringing it back,” The Wall Street Journal, October 7, 2022. See https://www.wsj.com/articles/streaming-service-bundle-cable-11665151236.

8 “Disney Corporation Form 10-K 2022”. SEC EDGAR, January 24, 2023. See https://www.sec.gov/Archives/edgar/.

9 Szalai, Georg. “Wall Street’s Streaming Warnings to Hollywood Get More Dire: Can’t ‘Light Money on Fire’,” The Hollywood Reporter, Jan. 19, 2023. See https://www.hollywoodreporter.com/business/business-news/wall-street-streaming-guidance-2023-1235302958/.

10 “Disney Corporation Form 10-K 2022”. SEC EDGAR, January 24, 2023. See https://www.sec.gov/Archives/edgar/.

11 Z. Oskwarek. “Latest Walt Disney World ticket price increases (2023),” Ziggy knows Disney. See https://ziggyknowsdisney.com/walt-disney-world-ticket-price-increase/.

12 Majeed Ranjha, Ikrama. “S&P downgrades Disney as COVID-19 pandemic continues,” S&P Global, November 18, 2020. See https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/s-p-downgrades-disney-as-covid-19-pandemic-continues-61359785.

At NLPC, we contend that Disney has lit “money on fire” (as MoffettNathanson put it) in ways other than just the business decisions it has made. Namely, the Company has squandered, wasted, devalued and ruined much of its content and beloved brands with the pursuit of a far-left political agenda – known in current-day parlance as “wokeness.” For that and because of those poor business decisions, we call for an overhaul of the current board, and also seek support for our own proposal (No. 5, “Report on Operations Related to China” on the proxy ballot).

Disney’s re-nominated Board members have presided over the degradation of the company’s reputation and its intellectual/creative properties; and have allowed the Company’s wholly unnecessary involvement in divisive political issues that drive away customers and audiences.

Disney’s executive suite and its Board have allowed its signature brands and its once-beloved properties to become infected with divisive political agendas. All – not some – viewpoints that have been embraced, defended and advocated, are from a politically liberal perspective. This is untenable for a Company that built its reputation on family-friendly programming and offerings, if it hopes to continue to attract a broad swath of viewers and customers. Following we raise examples of such problems in various Company segments.

Theme Parks

The recent Caucasian CEOs who have led Disney seem to suffer from “white guilt.” The Company shuttered the Splash Mountain theme associated with its log flume ride that is linked to the movie Song of the South (see “Other TV and Streaming” section below) and will replace it with a theme from the lesser-known Princess and the Frog.[13] The decision came apparently due to a miniscule online petition that gathered 21,000 signatures; A follow-up petition to preserve the “Splash” theme had at least 99,000 names in support.

And on the final day of operation as Splash Mountain, visitors noticed the beloved tune “Zip-a-Dee-Doo-Dah” – also from Song of the South – was removed from the Magic Kingdom’s entrance music loop at Walt Disney World.14 Now the song has been totally eradicated from its parks.

The Company also erased gender from the greetings patrons hear at its fireworks shows, eliminating the longstanding welcome “Ladies and gentlemen, boys and girls,” in favor of “Good

13 Rumpf, Sarah. “Disney sets closing date for iconic Splash Mountain ride, reveals 2024 'Princess and the Frog' replacement,” FoxBusiness.com, Dec. 2, 2022. See https://www.foxbusiness.com/lifestyle/disney-sets-closing-date-iconic-splash-mountain-ride-reveals-princess-frog-replacement.

14 Francis, Katie. “‘Zip-A-Dee-Doo-Dah’ Removed from Magic Kingdom Entrance Loop,” WDW News Today, Jan. 22, 2023. See https://wdwnt.com/2023/01/zip-a-dee-doo-dah-removed-from-magic-kingdom-entrance-loop/.

evening, dreamers of all ages!”15 Disney also now allows its employees to wear whatever gender costume they like – references to gender have been removed from the dress code handbook.16 As for the term “fairy godmothers” that was used for employees at the parks’ dress-up boutiques – it's out, so that biological male employees who want to put make-up on little girls won’t feel uncomfortable.17 But since Disney is trying to make money for dressing up those kids as “princes” and “princesses,” workers can still use those gendered terms at the “Bibbidi Bobbidi Boutique.”18

The obsession with gender distortion and perversion has manifested in the criminal realm. Following an undercover sex-trafficking sting in Polk County, Fla. in September 2022, Chief Grady Judd said at a press conference announcing the arrests, “Where would we be with an undercover operation and no Disney employees? Oh yes, we always have Disney employees.”19

Disney is also ashamed of its co-founding creative genius. Last year attendees at Disneyland’s 67th anniversary park celebration noticed that Walt’s opening day speech from 1955, which had been played each year, was left out.[20] It can only be assumed it is because of misguided or misunderstood allegations that he was anti-Semitic and/or racist. How long before his name is removed from the company?

The problems at Disney amusement parks are not limited to politicization and wokeness. Complaints from longtime fans and loyalists about high costs and diminished experiences are easily found on the Internet. Examples:

•Costs to visit parks are pricing out middle class families and are increasingly only available for wealthy customers. Prices were hiked in November

15 Sheidlower, Noah. “Disney World pulls classic ‘boys and girls’ greeting to be ‘inclusive’,” New York Post, July 1, 2021. See https://nypost.com/2021/07/01/disney-world-pulls-boys-and-girls-greeting-to-be-inclusive/.

16 Steigrad, Alexandra. “Disney adopts ‘gender inclusive’ costumes for theme park staff,” New York Post, April 14, 2021. See https://nypost.com/2021/04/14/disney-adopts-gender-inclusive-costumes-for-theme-park-staff/.

17 Steigrad, Alexandra. “Disney fans outraged after ‘fairy godmother’ ditched for gender-neutral titles,” New York Post, July 20, 2022. See https://nypost.com/2022/07/20/disney-ditches-fairy-godmothers-for-gender-neutral-titles/.

18 Keene, Houston. “Disney still touts pricey princess packages despite nixing gendered terms from theme parks,” FoxBusiness.com, March 31, 2022. See https://www.foxbusiness.com/politics/disney-princess-packages-gendered-terms-theme-parks.

19 Cohen, Howard. “A police deputy and a Disney bellhop among 160 busted in undercover sex sting in Florida,” Miami Herald, Sept. 10, 2022. See https://www.msn.com/en-us/news/crime/a-police-deputy-and-a-disney-bellhop-among-160-busted-in-undercover-sex-sting-in-florida/ar-AA11GtEm.

20 Steigrad, Alexandra. “Fans blame ‘wokeness’ as Disneyland cuts Walt speech from anniversary,” New York Post, July 19, 2022. See https://nypost.com/2022/07/19/disneyland-anniversary-cuts-walt-speech-fans-cry-wokeness/.

for the second time within a year, with admission as much as $189 per person for peak dates.21 Disneyland’s top tier season pass rose to $1,599 per person.

•Families who travel long distances to visit increasingly complain about sticker shock following their experiences.22 “There’s a lot of families in the middle-class and working class, blue-collar families who are still going to be spending that money because they want to give it to their kids,” said Jason Cochran of travel site Frommer’s. “I think Disney takes advantage of that.”

•Cochran, Frommer’s Disney expert, highlighted “four signs that Disney parks are in a lot more trouble than people think:” 1. No new noteworthy attractions; 2. Increasingly dingy and non-functioning rides; 3. “Un-theming” its resorts, diminishing the Disney vibe without lowering prices; 4. Putting families into debt. A LendingTree analysis determined that 18 percent of families who bought a vacation put it on credit.23

•Overpriced, small-portioned, low-quality food. CFO Christine McCarthy announced in late 2021 the cutbacks that would be “good for some people’s waistlines.24 Some diners have posted pictures of the underwhelming servings on fan sites.

•Annual passholders are suing the Company for breach of contract over a reservation system that limits their access.25

Not surprisingly, former Disney fans are increasingly seeking other more viable and value-driven family entertainment options.26 Also, Universal’s parks are mounting a serious competitive challenge to the “Mouse House,” especially in Orlando.27

21 “Disney World increasing ticket prices: How much you pay depends on the park,” Fox35 Orlando, Nov. 16, 2022. See https://www.fox35orlando.com/news/disney-world-increasing-ticket-prices-how-much-you-pay-depends-on-the-park.

22 Dumas, Breck & Rumpf, Sarah. “Has the cost of Disney World become unaffordable for the average American family?,” FoxBusiness.com, May 23, 2022. See https://www.foxbusiness.com/lifestyle/cost-disney-world-unaffordable-average-american-family.

23 Cochran, Jason. “4 Signs That Disney Parks Are in a Lot More Trouble Than People Think,” Frommer’s, Jan. 4, 2023. See https://www.frommers.com/trip-ideas/theme-park/4-signs-that-disney-parks-are-in-a-lot-more-trouble-than-people-think.

24 Barton, Rebekah. “Disney to Cut Portions at Parks, Will Be ‘Good For Some People’s Waistlines’,” InsidetheMagic.net, Nov. 10, 2021. See https://insidethemagic.net/2021/11/disney-parks-cut-food-portions-rwb1/.

25 Arias, Pilar. “Disney's annual passholders say not enough access to parks, file suit over reservation system,” FoxBusiness.com, Oct. 23, 2022. See https://www.foxbusiness.com/lifestyle/disneys-annual-passholders-say-not-enough-access-parks-file-suit-reservation-system.

26 Austin, Daryl. “Disney World Customers Are Now Flocking to This Amusement Resort Instead,” Newsweek, Feb. 4, 2023. See https://www.newsweek.com/disney-world-customers-flocking-amusement-resort-ticket-prices-great-wolf-lodge-1778879.

27 “Walt Disney World loses attendance to Universal Orlando according to the 2021 TEA/AECOM Theme Index,” WDWMagic.com, Oct. 17, 2022. See https://www.wdwmagic.com/other/walt-disney-company/news/17oct2022-walt-disney-world-loses-attendance-to-universal-orlando-according-to-the-2021-tea/aecom-theme-index.htm.

Films

An executive for Disney’s Marvel Studios, Victoria Alonso, in November 2021 promised to lobby for more transgender characters in future releases.28

Summer 2022 release Thor: Love and Thunder was described by star Natalie Portman as “so gay.”[29] Director Taika Waititi echoed with “super gay.”

Preceding Thor was Doctor Strange in the Multiverse of Madness, in which the 14-year-old heroine is identified as lesbian, apparently because a superhero’s sexuality must be known – but only if it deviates from traditional views of gender and relationships.[30]

Radical LGBTQ+ propaganda is also alive and not well in Disney’s animated recent film releases. The 2022 holiday season release Strange World featured a gay lead character, and flopped at the box office.31 This immediately followed Lightyear, from the beloved Toy Story series by Pixar, which was politicized with the addition of a gay kiss scene following the creators’ outrage over the Florida parental rights law radical LGBTQ+ activists called “Don’t Say Gay.” Lightyear also bombed in theaters. A flurry of excuses for the failure of the latest Toy Story tale, which blamed everything except wokeness, failed in light of the simultaneous success of the woke-free Minions: The Rise of Gru.32

Following public speculation throughout 2022 about whether Lightyear and Strange World would have their LGBTQ+ scenes and references deleted to accommodate foreign audiences, mostly in the Muslim world where homosexuality is illegal, Disney kept the films intact and sacrificed revenues it could have gained in those countries.

28 Malkin, Marc. “Marvel’s Victoria Alonso Delivers Passionate Speech About Equality and Representation at Outfest Legacy Awards,” Variety, Nov. 14, 2021. See https://variety.com/2021/scene/news/marvel-victoria-alonso-outfest-legacy-awards-neon-robin-de-jesus-rain-valdez-1235111806/.

29 ‘Zac’ on Twitter, July 5, 2022. See https://twitter.com/zacidk/status/1544448580726956033.

30 Ridgely, Charlie. “Marvel Boss Kevin Feige Speaks Out on America Chavez's MCU Journey,” ComicBook.com, May 1, 2022. See https://comicbook.com/marvel/news/doctor-strange-america-chavez-introduction-story-kevin-feige-mcu/.

31 Farrell, Paul & Lepore, Stephen M. “Americans slam Disney for trying to teach kids about sexual preferences in its first cartoon with gay main character,” DailyMail.com, Nov. 27, 2022. See https://www.dailymail.co.uk/news/article-11473691/Fans-slam-Disney-teaching-kids-sexual-preferences-cartoon-gay-main-character.html.

32 Boyd, Jordan. “Success Of ‘Minions: The Rise of Gru’ Puts Excuses For Disney’s Failed, Woke ‘Lightyear’ To Bed,” The Federalist, July 6, 2022. See https://thefederalist.com/2022/07/06/success-of-minions-the-rise-of-gru-puts-excuses-for-disneys-failed-woke-lightyear-to-bed/.

ESPN

The sports broadcast network was credibly accused of racism “behind the camera” 2½ years ago,33 and the allegation was repeated by several whistleblowers 1½ years later.34

ESPN and sister network ABC promoted a thoroughly discredited story that claimed a Duke University volleyball player was the target of a racial slur from a Brigham Young University fan throughout a match between the schools.35 Clearly the networks have learned nothing from the fraudulent Duke lacrosse case and countless other racism hoaxes that undermine and diminish the impact of genuine incidents of race-based crime and mistreatment.

The sports network also retained and even extended the contract of mediocre talent Mark Jones after he cheered injuries of conservative athletes, disparaged and lied about allegedly racist law enforcement that sometimes serves as his protection, and celebrated the death of Rush Limbaugh.36

Despite the above embarrassments, ESPN remains obsessed about race, repeatedly getting the facts wrong – like when one analyst congratulated Ime Udoka for being the “first head coach of color” for the Boston Celtics, when he was actually the sixth. Or when another of its NBA analysts complained in 2021 that the U.S. team was too afraid to send an all-black squad to the Olympics – which it had just done in 2016 in Rio de Janeiro.37

Former employees sued the sports network over their separations from the company due to their refusals to take the COVID shots, with ESPN rejecting any accommodations for religious or medical exemptions.38 Studio personality Sage Steele, who remains at the network, also sued the Company over her diminished role following her refusal to take the shots and then being outspoken about it.39 Meanwhile an epidemic of athletes collapsing, with many dying, has arisen globally since the shots (and in many places, mandates to get them) were rolled out en masse – and ESPN is incurious about the trend.

33 Draper, Kevin. “ESPN Employees Say Racism Endures Behind the Camera,” New York Times, July 13, 2020. See https://www.nytimes.com/2020/07/13/sports/espn-racism-black-employees.html.

34 “ESPN On-Air Talent Discuss Toxic Workplace Environment in Whistleblower’s Explosive Undercover Footage: ‘Just Blatantly Racist Sh*t’”, Project Veritas, Feb. 8, 2022. See https://www.projectveritas.com/news/espn-on-air-talent-discuss-toxic-workplace-environment-in-whistleblowers/.

35 Wulfsohn, Joseph A. “CNN, ABC, ESPN promoted Duke volleyball player's racial slur story, go quiet on developments debunking claim,” FoxNews.com, Sept. 8, 2022. See https://www.foxnews.com/media/cnn-abc-espn-promoted-duke-volleyball-players-racial-slur-story-go-quiet-developments-debunking-claim.

36 Burack, Bobby. “ESPN re-signs bigot Mark Jones, gives him a raise,” Outkick, March 11, 2022. See https://www.outkick.com/espn-re-signs-bigot-mark-jones-gives-him-a-raise/.

37 Faria, Zachary. “ESPN's rough week shows its decay at the hands of liberal politics,” Washington Examiner, June 30, 2021. See https://www.washingtonexaminer.com/opinion/espns-rough-week-shows-its-decay-at-the-hands-of-liberal-politics.

38 Thompson, Scott. “Former ESPN employees suing company over COVID-19 vaccine requirement,” FoxNews.com, Jan. 11, 2023. See https://www.foxnews.com/sports/former-espn-employees-suing-company-covid-19-vaccine-requirement.

39 Glasspiegel, Ryan. “Sage Steele suing ESPN over treatment following vaccine mandate comments,” New York Post, April 27, 2022. See https://nypost.com/2022/04/27/sage-steele-suing-espn-over-suspension-for-vaccine-comments/.

Regarding Steele and ESPN’s poor treatment of her related to her outspokenness, there are numerous examples of the network allowing its liberal pundits to opine on controversial issues without negative consequences for their jobs.[40] In one example, an on-air personality stated that Americans are in no position to criticize China when states like Georgia and Texas enact election integrity laws that are “assaults on the voting rights of our people of color.”[41] That turned out to be yet another fraudulent and unfounded allegation, with strong voter turnout in both states in 2022.

And in 2022’s most recognized backlash against “woke,” ESPN personalities consistently weighed in against Florida’s law to protect children – and their parents’ oversight – about discussions of age-inappropriate topics in public school classrooms. The network pledged its support for “LGBTQIA+” people in a series of tweets and promised to “never stop” telling their stories, and on-air personalities articulated their support.[42] The so-called objective journalistic network, however, has almost entirely ignored the well-reasoned viewpoint held by legendary athletes like Caitlyn Jenner, Martina Navratilova and Brett Favre, that allowing biological men to compete in women’s sports is inherently unfair.[43]

The sports channel inveighed similarly back in 2016 against North Carolina’s “transgender bathroom” law (“HB2”), urging the NBA to boycott the state by removing its All-Star Game from Charlotte. But ESPN does not uphold the same standards when it comes to other countries. The network was uncritical last year when the league announced it would hold pre-season games in the United Arab Emirates, where homosexuals are subject to the death penalty.44

40 Burack, Bobby. “8 times ESPN let liberal pundits get away with things it won’t let Sage Steele do,” Outkick.com, April 28, 2022. See https://www.outkick.com/sage-steele-suing-espn/.

41 Adams, Becket. “ESPN contributor compares GOP-led voter laws to Chinese genocide,” Washington Examiner, Feb. 5, 2022. See https://www.washingtonexaminer.com/opinion/espn-contributor-compares-gop-led-voter-laws-to-chinese-genocide.

42 ESPN on Twitter, March 22, 2022. See https://twitter.com/espn/status/1506253504389779461.

43 Hilu, Charles. “Athletes who have spoken out against transgender females in women’s sports,” Washington Examiner, June 26, 2021. See https://www.yahoo.com/now/athletes-spoken-against-transgender-females-130000085.html.

44 Huston, Warner Todd. “‘Woke’ ESPN Silent About NBA Decision to Play Games In a Country Where Gays Face the Death Penalty,” Breitbart.com, May 12, 2022. See https://www.breitbart.com/politics/2022/05/12/woke-espn-silent-about-nba-decision-play/.

And other than publication of an excellent online article45 about NBA owners’ investments in China – which got almost no play on its more visible television and radio platforms – ESPN has been mute about its NBA partners’ ties to the communist country, which also discriminates against the LGBT population.46 ESPN, which currently has a $2.6 billion deal to broadcast the league’s games, even instituted a policy against its personalities engaging in political discussions about China, after the country cracked down on Hong Kong in 2019.47

ESPN has exhibited hostility towards Christianity also. Personality Sarah Spain denounced players for MLB’s Tampa Bay Rays, who refused to wear a rainbow logo for the team’s “Pride Night,” calling their religious exemptions “BS.”48 ESPN also edited out references to “God and Jesus” from a beloved statement by the son of the Dallas Cowboys’ Trevon Diggs that went viral on social media.49 Back in 2013, ESPN apologized for NBA analyst and born-again Christian Chris Broussard, after he expressed his views advocating tolerance after player Jason Collins announced his sexual orientation.50

ESPN lost two million subscribers in Fiscal Year 2022 (as did Disney Channel, with other Disney-owned networks losing more),51 to approximately 74 million, down from a peak of 100 million in 2011.52 And subscribers do not equal viewers. If it wasn’t for all the college and professional leagues’ broadcast rights the company has paid billions of dollars for, ESPN’s wokeness would have hemorrhaged more subscribers.

Other TV & Streaming

When the majority of the corporate media and election pundits thought the 2022 results would produce a bloodbath for Democrats, ABC News – without evidence – produced scaremongering reporting ahead of Election Day about alleged “extremism” that never materialized.53

45 Fainaru-Wada, Mark & Fainaru, Steve. “ESPN analysis: NBA owners, mum on China relationship, have more than $10 billion invested there,” ESPN.com, May 19, 2022. See https://www.espn.com/nba/story/_/id/33938932/nba-owners-mum-china-relationship-more-10-billion-invested-there.

46 Westcott, Ben & Jiang, Steven. “China’s LGBTQ community is fading from rainbow to gray,” CNN.com, July 9, 2021. See https://www.cnn.com/2021/07/09/china/china-pride-month-lgbt-weibo-intl-mic-hnk/index.html.

47 Wagner, Laura. “Internal Memo: ESPN Forbids Discussion Of Chinese Politics When Discussing Daryl Morey's Tweet About Chinese Politics,” Deadspin.com, Oct. 8, 2019. See https://deadspin.com/internal-memo-espn-forbids-discussion-of-chinese-polit-1838881032.

48 Faria, Zachary. “ESPN has failed to get out of politics,” Washington Examiner, June 9, 2022. See https://www.washingtonexaminer.com/opinion/espn-has-failed-to-get-out-of-politics.

49 Huston, Warner Todd. “NFL, ESPN Dump ‘God and Jesus’ from Quote by Trevon Diggs’ Son,” Breitbart.com, Aug. 10, 2022. See https://www.breitbart.com/sports/2022/08/10/nfl-espn-dump-god-and-jesus-from-quote-by-trevon-diggs-son/ .

50 Shapiro, Ben. “ESPN Apologizes for Commentator's Christian Worldview on Homosexuality,” Breitbart.com, April 29, 2013. See https://www.breitbart.com/the-media/2013/04/29/espn-apologizes-broussard/.

51 Musil, Steven & Raemont, Nina. “Disney Channel, ESPN Lose 2 Million Subscribers Each,” CNET, Nov. 30, 2022. See https://www.cnet.com/tech/services-and-software/disney-channel-espn-lose-2-million-subscribers/.

52 Baker, Kendall. “ESPN's past, present and future: Cable TV collides with streaming,” Axios, Dec. 8, 2021. See https://www.axios.com/2021/12/08/espn-streaming-subscribers-cable-disney.

53 Good Morning America on Twitter. See https://twitter.com/GMA/status/1589596346197184513.

Whoopi Goldberg, co-host of ABC’s “The View,” was allowed to keep her spot on the program after saying on-air that the Holocaust was “not about race,” which created a furor inside the network.[54]

Actress Gina Carano was not afforded such grace for a lesser offense, in which she compared current-day American political conflict to Jews’ treatment under

Nazi Germany. The tweet was the basis for her firing from Disney+ program “The Mandalorian,” after a growing discontent within the Company over her conservative views that she posted on social media.[55]

In partnership with the divisive, police-hating Colin Kaepernick, Disney produced a Hulu docuseries called Killing County that focuses on officer-involved killings set in the district of House Speaker Kevin McCarthy.56

Disney gave the debunked57 New York Times fake history series “The 1619 Project” the docuseries treatment for airing on Hulu, giving further oxygen to author Nikole Hannah-Jones’s false view that the American Revolution was primarily fought to preserve slavery.58

And in another propaganda effort to rewrite history aimed at children, a Disney+ reboot of The Proud Family -- now Louder and Prouder – calls for reparations for blacks, saying “slaves built this country.”59 Part of a rap on the show says, “And continue to earn reparations every moment we spend submerged in the systemic prejudice, racism, and white supremacy that America was founded with and still has not atoned for.” More:60

We made your families rich. From the southern plantation heirs to the northern bankers to the New England ship owners, the founding fathers, former presidents, current senators, the Illuminati, the New World Order…

54 “Whoopi Goldberg suspended for 2 weeks over Holocaust remarks,” The Associated Press, Feb. 1, 2022. See https://www.npr.org/2022/02/01/1077502436/whoopi-goldberg-suspended-for-2-weeks-over-holocaust-remarks.

55 McCarthy, Tyler. “Gina Carano says she was 'bullied' by Disney, calls out political double standard at the company,” FoxNews.com, Feb. 21, 2021. See https://www.foxnews.com/entertainment/gina-carano-bullied-disney-political-double-standard.

56 Colin Kaepernick on Twitter, Jan. 25, 2023. See https://twitter.com/Kaepernick7/status/1618312415577542659.

57 Harris, Leslie M. “I Helped Fact-Check the 1619 Project. The Times Ignored Me.,” Politico, March 6, 2020. See https://www.politico.com/news/magazine/2020/03/06/1619-project-new-york-times-mistake-122248.

58 Magness, Phillip W. “Hulu's 1619 Project Docuseries Peddles False History,” Reason.com, Jan. 31, 2023. See https://reason.com/2023/01/31/hulus-1619-project-docuseries-peddles-false-history/.

59 James, Emma. “Woke Disney sparks outrage with new kids cartoon that claims America was 'built on slavery',” DailyMail.com, Feb. 6, 2023. See https://www.dailymail.co.uk/news/article-11719045/New-cartoon-features-black-kids-singing-song-reparations-owes-black-Americans.html.

60 Tietz, Kendall. “Disney slammed for 'anti-White propaganda' new The Proud Family reboot,” FoxNews.com, Feb. 6, 2023. See https://www.foxnews.com/media/disney-slammed-anti-white-propaganda-proud-family-reboot.

We had Tubman, Turner, Frederick D, then they say Lincoln freed the slaves, but slaves were men and women, and only we can free ourselves. Emancipation is not freedom. Jim Crow, segregation, redlining, public schools feeding private prisons where we become slaves again.

Disney is also ashamed of many of the classics in its storied history. It has banned Song of the South from DVD sales and on Disney+ because CEO Robert Iger has said it is “not appropriate in today’s world,” even though a black man won an Academy Award for the film.[61] Liberal blacks such as Whoopi Goldberg and columnist Clarence Page have advocated for its re-release.[62] Other beloved titles were slapped with a warning on Disney+ that they contain “outdated cultural depictions”

– those include The Jungle Book (1967), Fantasia (1940), Swiss Family Robinson (1940, 1960), The Aristocats (1970), Peter Pan (1953), Lady and the Tramp (1955), and The Sign of Zorro (1958).[63]

Mr. Iger clearly lacks the courage that his counterpart at Paramount, Bob Bakish, feels about his company’s catalog – there will be no eliminations or disclaimers when streaming their classics.64 “You have some things that were made in a different time and reflect different sensibilities,” Bakish said. “I don’t believe in censoring art that was made historically, that’s probably a mistake. It’s all on demand – you don’t have to watch anything you don’t want to.”

But read on to see what Mr. Iger believes is appropriate for today’s audiences, including children.

Disney’s FX Productions came up with an animated “adult comedy” titled Little Demon, which tells the story of a pagan mother who was impregnated by Satan and gives birth to her “Antichrist” daughter.65 The program included multiple instances of nudity, one where the mother does so to “perform a ritual.” “We are going to keep going for it, until we are told no,” said show creator Seth Kirchner. Within a month the program was cancelled.

61 Grater, Tom. “Bob Iger Confirms ‘Song Of The South’ Won’t Be Added To Disney+, Even With Disclaimer,” Deadline.com, March 11, 2020. See https://deadline.com/2020/03/bob-iger-song-of-the-south-disney-disclaimer-1202879464/.

62 See https://www.amazon.com/gp/customer-reviews/R38DXRJL7C1UV4/ref=cm_cr_dp_d_rvw_ttl.

63 Haring, Bruce. “Disney+ Content Warnings On Sensitive Depictions In Films Causes A Stir Among Subscribers,” Deadline.com, Nov. 13, 2019. See https://deadline.com/2019/11/disney-content-warnings-in-films-causes-stir-1202785527/.

64 Waterson, Jim. “Paramount: we won’t remove content from eras with ‘different sensibilities’,” The Guardian, June 20, 2022. See https://www.theguardian.com/film/2022/jun/20/paramount-not-remove-content-eras-different-tastes-sensibilities.

65 Rice, Lynette. “‘Little Demon’: FX Animated Horror Features Frontal Nudity & Expletives,” Deadline.com, Aug. 2, 2022. See https://deadline.com/2022/08/little-demon-animated-horror-features-frontal-nudity-fx-1235083595/.

Probably nowhere is the Company more offensive than in its endorsement of LGBTQ lifestyles and the promotion of sexual themes to their young child audiences – rightly earning them the pejorative “groomers” in many instances. Examples:

•Journalist Christopher Rufo obtained video of a Disney all-hands meeting to address the Florida parental rights bill, in which an executive producer said her team had implemented a “not-at-all-secret gay agenda” and was regularly “adding queerness” to children’s programming.66

•Another Rufo tweet showed video of Disney corporate president Karey Burke, who said, “as the mother [of] one transgender child and one pansexual child,” she supported having “many, many, many LGBTQIA characters in our stories” and wants a minimum of 50 percent of characters to be LGBTQIA and racial minorities.67

•A video leaked to Rufo showed production coordinator Allen March saying his team looks to explore “queer stories,” and promote “trans,” “bisexual,” and “gender nonconforming” characters, emphasizing that kids are “getting all this information from the media” and “there’s a lot of power to that.”68

•The Disney+ family drama Big Shots featured a lesbian kiss between underage teens.69

•The eponymous character in the Marvel series Loki is “gender fluid.”70

•The Company decided a sexually-charged gay teen series on the Hulu platform, called Love, Victor, should also be featured on the more child-friendly Disney+.71 Several episodes show teens visiting gay bars, and in one a drag queen calls a main character up to the stage: “Get your pretty young tush on up here!...Oh...You look even better up close. You look like one of those teenage movie vampires. All pale and hrny.”

•Disney+’s animated show Baymax featured a “transgender man” who menstruates and gives advice on feminine products.72

66 Christopher Rufo on Twitter, March 29, 2022. See https://twitter.com/realchrisrufo/status/1508912865293619202.

67 Rufo on Twitter, March 29, 2022. See https://twitter.com/realchrisrufo/status/1508926408332034049.

68 Rufo on Twitter, March 31, 2022. See https://twitter.com/realchrisrufo/status/1509597162631401500.

69 Huston, Warner Todd. “Disney+ Features Teenage Lesbian Kiss in ‘Family’ Sports Drama,” Breitbart.com, June 7, 2021. See https://www.breitbart.com/entertainment/2021/06/07/disney-features-teenage-lesbian-kiss-in-family-sports-drama/ .

70 Huston, Warner Todd. “Promo for Disney+ Series ‘Loki’ Calls Shapeshifting Marvel Character ‘Gender Fluid’,” Breitbart.com, June 8, 2021. See https://www.breitbart.com/entertainment/2021/06/08/promo-for-disney-series-loki-calls-shapeshifting-marvel-character-gender-fluid/.

71 Ehrhard, Elise. “Drag Queen Praises 'Pale and Horny' Teen in Disney+ Show 'Love, Victor',” Newsbusters, June 20, 2022. See https://www.newsbusters.org/blogs/culture/elise-ehrhard/2022/06/20/drag-queen-praises-pale-and-horny-teen-disney-show-love.

72 Ng, David. “Disney Animated Children’s Series ‘Baymax’ Features Transgender ‘Man’ Who Menstruates,” Breitbart.com, June 29, 2022. See https://www.breitbart.com/entertainment/2022/06/29/disney-animated-childrens-series-baymax-features-transgender-man-who-menstruates/.

•The director behind the Marvel series She-Hulk: Attorney at Law said her goal is to promote “sex positivity” with the show.73 “We wanted to make it realistic, and about a woman navigating sex, but also make it something that everybody can enjoy, including children, because there is an element of the show that is really fun for young people,” said Kat Coiro.

•Disney+’s series Willow was celebrated as being the first true franchise on the platform “to really center a queer story.”74

•One of the stars of the Marvel series Ironheart hopes the show will give transgender children and teens validation through her character. “I think I just feel deeply grateful and moved that little trans kids and trans teens have something to look at and to know they exist and to know that they can have superpowers, and that that’s where we belong…We belong there with the big guys,” said Zoe Terakes.75

•As if its own platform wasn’t enough, child-oriented Disney+ aired a “This Is Me: Pride Celebration Spectacular” also on its YouTube76 and Facebook channels in 2021, which featured drag queens and “gender-fluid” and “gender non-binary” performers.77

After assuming the CEO position a second time after Bob Chapek’s removal, Mr. Iger told concerned employees that Disney would remain just as committed to LGBTQ+ programming as it was previously.[78] “One of the core values of our storytelling is inclusion and acceptance and tolerance, and we can’t lose that,” he said. Despite the commitment, Mr. Iger still couldn’t earn Disney the approval of the radical LGBTQ+ advocacy group GLAAD.[79]

73 Patches, Matt. “She-Hulk director wanted to make a sex-positive show that kids could also watch,” Polygon, Oct. 17, 2022. See https://www.polygon.com/23408823/she-hulk-sex-scenes-kat-coiro-interview.

74 Polo, Susana. “Disney’s Willow puts a queer romance front and center — and it was ‘just organic,’ says creator,” Polygon, Nov. 29, 2022. See https://www.polygon.com/23482754/willow-2022-lesbian-romance-disney-kasdan-interview.

75 Oddo, Marco Vito. “MCU’s First Trans Actor Zoe Terakes Talks Making History at Marvel,” Collider.com, Jan. 31, 2023. See https://collider.com/marvel-mcu-first-trans-actor-zoe-terakes-comments-ironheart/.

76 See https://www.youtube.com/watch?v=6H0GsgEVJTY.

77 Disney+ on Twitter, June 17, 2021. See https://twitter.com/DisneyPlus/status/1405503663934623744.

78 Duggan, Laurel. “Disney CEO Pledges To Double Down On LGBT ‘Storytelling’ In Animated Kids’ Movies,” Daily Caller News Foundation, Nov. 29, 2022. See https://dailycaller.com/2022/11/29/disney-ceo-bob-iger-lgbt-storytelling-kids-animated-movies/.

79 Ng, David. “Disney Not Gay Enough for GLAAD, Receives ‘Insufficient’ Mark in Annual LGBTQ Inclusivity Report Card,” Breitbart.com, Dec. 15, 2022. See https://www.breitbart.com/entertainment/2022/12/15/disney-not-gay-enough-for-glaad-receives-insufficient-mark-in-annual-lgbtq-inclusivity-report-card/.

Disney bends over backwards to accommodate its radical progressive employees and their agendas, bashing American history and values, while at the same time bowing to brutal communist dictatorial regimes abroad.

While Disney was more than willing to go to battle (with Mr. Iger’s blessing)80 against Florida over the parental rights bill that opponents falsely nicknamed the “Don’t Say Gay” bill,81 the Company proactively waved the surrender flag in order to access TV audiences in the Muslim world.82 The Company launched Disney+ Middle East in June 2022, which would not deliver the studio’s “culturally sensitive content” for those subscribers.83

“Content offerings differ across our many Disney+ markets, based upon a number of factors. Content available should align with local regulatory requirements,” Disney said in a statement.

Disney Cruises also sail to countries that criminalize homosexuality.84

In other words, the Company only cares to “fight” for LGBTQ+ rights where they are free to do so. Otherwise Disney is perfectly happy to bend its “principles” at the behest of dictators and oppressors in pursuit of revenues. The only groups of employees the Company refuses to protect are Christians and conservatives.[85]

While Disney complains about states like Florida that don’t accommodate their LGBTQ+ messaging and grooming of children,[86] the Company is perfectly fine with self-censoring according to the laws and cultures of countries that ban depictions or expressions of homosexuality – or any other truthful depictions of brutal regimes, like China’s.

80 Valinsky, Jordan. “Bob Iger on opposing the ‘Don’t Say Gay’ bill: ‘It’s about right and wrong’,” CNN Business, March 31, 2022. See https://www.cnn.com/2022/03/31/media/bob-iger-dont-say-gay/index.html.

81 Mastrangelo, Alana. “Disney+, Hulu, ESPN, Pixar, Disney Parks Protest Anti-Grooming Laws amid Disney Walkout,” Breitbart.com, March 22, 2022. See https://www.breitbart.com/entertainment/2022/03/22/disney-hulu-espn-pixar-disney-parks-protest-anti-grooming-laws-amid-disney-walkout/.

82 Keene, Houston; Cawthorne, Cameron; & Schoffstall, Joe. “Disney expanding operations to 10 anti-gay countries, regions as they go 'woke' in the US,” FoxBusiness.com, April 1, 2022. See https://www.foxbusiness.com/politics/disney-expanding-operations-to-10-anti-gay-countries-as-they-go-woke-in-the-us.

83 Mullally, William. “Disney+ Middle East will not release culturally sensitive content,” Esquire Middle East. See https://www.esquireme.com/brief/disney-middle-east-culturally-sensitive.

84 Ng, David. “Disney Still Does Big Business in Anti-Gay Countries While Fighting Florida’s Parental Rights Law,” Breitbart.com, April 26, 2022. See https://www.breitbart.com/entertainment/2022/04/26/mouse-house-hypocrisy-disney-still-does-big-business-in-anti-gay-countries-while-fighting-floridas-parental-rights-law/.

85 Basham, Megan. “‘They Call Their Fellow Employees Bigots’: Conservatives At Disney Issue Open Statement Detailing Hostile Work Environment,” The Daily Wire, March 21, 2022. See https://www.dailywire.com/news/they-call-their-fellow-employees-bigots-conservatives-at-disney-issue-open-statement-detailing-hostile-work-environment.

86 The Walt Disney Company on Twitter, March 28, 2022. See https://twitter.com/WaltDisneyCo/status/1508494672817123330.

The Company made the outrageous decision to film parts of the live-action Mulan in the Xinjiang region of China, where the communist government is engaged in slavery and genocide against Muslim Uyghurs. Adding insult to injury (or death), Disney thanked the local communist authorities in the film’s ending credits.87

It doesn’t begin or end with Mulan, as the Harvard International Review reported:

Behind closed doors, Disney, and indeed all of Hollywood, have been self-censoring plots, characters, and dialogues for decades to appease the Chinese Communist Party.

With COVID-19 forcibly closing American movie theatres, China became the world’s largest film market in 2020. Disney and other companies have continuously targeted this lucrative box office: the US film industry pulled in US$2.6 billion in profits from China in pre-pandemic 2019.

However, as Disney and others have continued to compete for access to Chinese viewers, they have been running into increasingly assertive demands for one small concession: censorship. A recent comprehensive report written by the free speech charity PEN America describes how American filmmakers, Disney conspicuously among them, are actively editing, replacing, and erasing aspects of films “based on an effort to avoid antagonizing Chinese officials.”88 “Made in Hollywood, Censored by Beijing” paints a stark picture of Hollywood’s dilemma, and choice, between freedom of speech and political repression.

Keeping out references to Taiwan, backing Chinese claims to the South China Sea, and excluding mention of minorities has become a way for American studios to access the Chinese film market. Concerns of offending the CCP have become a mandatory consideration for producers: the report explains how studios often invite Chinese government regulators on set to advise on “how to avoid tripping the censors’ wires.” Report author James Tager notes concerns of “normalizing pre-emptive self-censorship in anticipation of what the Beijing censor is looking for.” This willingness to censor films creates a new precedent for moviemaking in the United States and beyond, “setting a standard for the rest of the world.”

Making Disney CCP-Friendly

Disney has a long history of censoring its films to remain in the CCP’s good graces. In 1996, the company was blocked from the Chinese film market after its production of Kundun, which displays Chinese oppression of the Tibetan people. In 1998, then-Disney CEO Michael Eisner apologized for the movie, calling it “a form of insult to our friends.” The studio even went so far as to hire legendary Secretary of State Henry Kissinger to help manage the fallout. The movie continues to be stigmatized today and is not available on Disney+.

87 Brenner, Lexa. “Rated C for Censored: Walt Disney in China’s Pocket,” Harvard International Review, Oct. 29, 2021. See https://hir.harvard.edu/rated-c-for-censored-walt-disney-in-chinas-pocket/.

88 Tager, James. “Made in Hollywood, Censored by Beijing,” PEN America. See https://pen.org/report/made-in-hollywood-censored-by-beijing/.

Seeking a heavy hand in the portrayal of Chinese culture and continuing to punish the studio for Kundun, the CCP forced Disney to jump through hoops to stream the original Mulan to public Chinese audiences. The release was only allowed after Disney bought the foreign distribution rights to two Chinese films, hired a Chinese performance group for Mulan’s European release, and offered the idea of opening a theme park in China (now Shanghai’s Disneyland).

It shouldn’t surprise that Disney so easily subjugates itself to oppressive communists; Mr. Iger has made a habit out of it – he’s so enamored with China that he reportedly wanted President Biden to appoint him as U.S. ambassador there.[89] The Hollywood Reporter noted in November 2018, as Disney sought approval from China for its acquisition of some Fox Studio properties:[90]

Buckingham Research Group analyst Matthew Harrigan earlier this month wrote in a report: “We continue to think that it is unlikely that Beijing will ‘weaponize’ its antitrust approval process for the Disney-Fox deal — even though the State Administration for Market Regulation has never publicly commented on the deal. China continues to posture itself as a champion for globalization, and Disney CEO Bob Iger has an exceptionally good relationship with Chinese President Xi Jinping.”

The approval by China indeed continues Disney chief Iger’s rare winning streak in the highly regulated Middle Kingdom media market. Disney under Iger arguably has done more to cultivate ties with Beijing than any other international media company, most notably the two decades’ worth of courtship that culminated in the launch of the Shanghai Disney Resort in 2016. Around that time, the Chinese president welcomed the exec for a meeting inside China’s Great Hall of the People, the ceremonial seat of the country’s legislature — an exceedingly rare honor for a non-head of state. So far, Disney’s Avengers: Infinity War is the highest-grossing Hollywood release at China’s box office in 2018 with a whopping $360 million in ticket sales.

89 Schwartzel, Erich; Thomas, Ken; & Glazer, Emily. “Disney’s Chairman Robert Iger Is Game for a New Job: U.S. Ambassador to China,” Wall Street Journal, Dec. 17, 2020. See https://www.wsj.com/articles/disneys-chairman-bob-iger-game-for-a-new-job-u-s-ambassador-to-china-11608240772.

90 Szalai, Georg & Brzeski, Patrick. “Disney Gets China Approval for Fox Acquisition,” The Hollywood Reporter, Nov. 19, 2018. See https://www.hollywoodreporter.com/news/general-news/disney-gets-china-approval-fox-acquisition-1162571/.

Since the Disney-Fox merger went through, there have now been two reported instances in which Disney has censored Fox’s The Simpsons in order to not offend the Chinese communists. In 2021 it removed an episode from Disney+ in Hong Kong that mentioned the 1989 Tiananmen Square massacre; more recently it withheld from airing an episode that mentioned China’s “forced labor camps.”91

As for Shanghai Disneyland, the Company consented to an ownership agreement that consigns 57 percent control to the Communist Chinese government-controlled Shanghai Shendi Group, with Disney only possessing a 43 percent stake.92 This weak position allowed by Mr. Iger and Disney’s board was extremely costly last year, when the Chinese government closed the park numerous times under its extreme “zero COVID” policies.93

Mr. Iger is so beholden to communist China that he refused to comment during the government’s crackdown on Hong Kong’s democracy protestors, after Disney’s ESPN muted its commentators about discussing China’s backlash against the NBA following a pro-Hong Kong tweet by a Houston Rockets executive. While claiming the Company “infuse(s) values in the stories that we tell,” when it comes to China, he told CNBC, “I’m not going to weigh in very specifically about the events of the last few weeks.”94

Moreover, the agreement between the parties, plus the repeated capitulation to the CCP regarding censorship to retain access to Chinese audiences, means Disney is in partnership with a regime that the U.S. State Department says engages in genocide, slavery, organ harvesting, and many other forms of repression, as well as bullying Taiwan, Hong Kong, and Tibetans. Remember that next time Disney infuses woke moralizing in its children’s programming.

The Iger Conundrum

The man who installed Mr. Chapek as his replacement arguably sabotaged and curtailed his tenure as CEO. The definitive account of the Iger’s-out/Iger’s-in saga came from the Wall Street Journal in mid-December, which reported in part based on insiders’ information: 95

The former Disney chairman and CEO, who ran the company for 15 years, stuck around long after Mr. Chapek assumed the top job in February 2020. That Mr. Iger was unhappy with Mr. Chapek is well-established. Less well-known is the depth of his antipathy and the lengths he went to deflate Mr. Chapek behind the scenes.

91 Berrien, Hank. “Disney Cuts ‘Simpsons’ Episode That Mentions Forced Labor Camps From Chinese Platform,” The Daily Wire, Feb. 6, 2023. See https://www.dailywire.com/news/disney-cuts-simpsons-episode-that-mentions-forced-labor-camps-from-chinese-platform.

92 Brzeski, Patrick. “Shanghai Disney Resort to Finally Open After 7 Years of Construction and $5.5B Spent,” The Hollywood Reporter, June 8, 2016. See https://www.hollywoodreporter.com/news/general-news/shanghai-disney-resort-opening-shanghai-film-festival-897842/.

93 “Shanghai Disneyland closes again over China COVID restrictions,” FoxBusiness.com, Nov. 29, 2022. See https://www.foxbusiness.com/lifestyle/shanghai-disneyland-closes-again-over-china-covid-restrictions.

94 CNBC on Twitter, Oct. 22, 2019. See https://twitter.com/CNBC/status/1186701937388986368.

95 Flint, Joe; Whelan, Robbie; Schwartzel, Erich; Glazer, Emily; & Toonkel, Jessica. “Bob Iger vs. Bob Chapek: Inside the Disney Coup,” Wall Street Journal, Dec. 17, 2022. See https://www.wsj.com/articles/bob-iger-bob-chapek-disney-coup-11671236928.

Mr. Iger, then still under contract as executive chairman, didn’t move out of the office he kept at Disney’s headquarters in Burbank, Calif. He called strategy meetings with Mr. Chapek’s underlings without inviting the new CEO.

Mr. Chapek told friends that Mr. Iger’s attitude seemed to be: “They work for me, not for you.”

Mr. Iger, 71 years old, felt slighted that Mr. Chapek didn’t lean on him for advice. He told confidants that Mr. Chapek, 63, was doing a terrible job and that he was incompetent. As Mr. Chapek struggled to find his footing, Mr. Iger hovered in the wings. In a podcast interview, he said the Disney character he would most like to be was Thor, the Norse god who is coaxed out of retirement to help the superheroes conquer the villain Thanos in Avengers: Endgame.

At the end of 2021, Mr. Iger finally departed Disney after postponing his retirement four times over the years. His return began with a phone call 11 months later, on Nov. 16.

It didn’t take long for Mr. Iger’s skullduggery to return after Mr. Chapek’s installation as CEO. While his successor attempted to avoid political divisions in the Sunshine State over the parental rights bill, Mr. Iger escalated tensions between Disney and the state by tweeting, “If passed, this bill will put vulnerable, young LGBTQ people in jeopardy.” Mr. Iger’s history of embracing leftist causes and politicians drew the affection of the more outspoken Disney employees, and shamed the more neutral Mr. Chapek into groveling to the workers with a memo that said, “You needed me to be a stronger ally in the fight for equal rights and I let you down.”

Now back in control, Mr. Iger speaks in conciliatory code when it comes to the Company’s conflicts with the state of Florida, but in other forums, he is as woke as ever. For example, he said in December at a fundraiser for a gun control group, “As a grandfather, as a father, as CEO of The Walt Disney Company, I believe there is no greater or more important task than ensuring the safety and well-being of our children.”96 He also added, “Those of us who are in positions to affect change, whether it’s by influencing laws of shaping culture or supporting organizations on the frontlines, I think we have an extra responsibility.” Sadly, as a grandfather, he doesn’t see a similar need to protect children from sexualization.

Also, in mid-2021, independent journalist Rufo disclosed – based on information from whistleblower documents – that Disney pushes Critical Race Theory in its employee training materials.97 One module teaches that the United States has a “long history of systemic racism and

96 Huston, Caitlin. “Bob Iger Speaks Out About Gun Violence Responsibility On Sandy Hook Anniversary,” The Hollywood Reporter, Dec. 6, 2022. See https://www.hollywoodreporter.com/news/politics-news/bob-iger-gun-control-1235276742/.

97 Rufo, Christopher. “The Wokest Place on Earth,” ChristopherRufo.com, May 6, 2021. See https://christopherrufo.com/the-wokest-place-on-earth/.

transphobia,” and that white employees must “work through feelings of guilt, shame, and defensiveness to understand what is beneath them and what needs to be healed.” Disney also sponsored the creation of a “21-Day Racial Equity and Social Justice Challenge” program, which was included in the company’s recommended resources for employees. It is not clear whether this was initiated under Mr. Iger’s or Mr. Chapek’s watch, but it hews closer to Mr. Iger’s outspoken sentiments.

Mr. Iger has come under criticism for his succession planning (and transitioning), from both on- and off-the-record sources. Shareholder Abigail Disney (whose politics largely align with Mr. Iger’s), granddaughter of Company co-founder Roy O. Disney and grandniece of Walt, told Time in November, “The bottom line is that this was very poor succession planning and the onus of that has to land squarely on Bob Iger’s shoulders as well as the shoulders of the board of directors.”[98] She also said, “I hope it triggers some reflection at the board level because ultimately, this is the board’s job, to hire and fire CEOs. I hope to see something better happening next time around. I hope Bob [Iger] has one foot out the door. The brand is taking a terrible beating right now for a lot of reasons….”

Of course Mr. Iger deserves credit for some decisions, like a few of the acquisitions the company has made, such as Pixar, Marvel and Lucasfilm. However, he may be squandering these assets by allowing his creators to turn them into leftist political agenda delivery vehicles. The Star Wars series has been so devalued, it appears the Company does not see the release of any new films as worthwhile in the near future.

And the jury is still out regarding the recent purchase of the Fox properties. Last year’s sequel to Avatar topped the box office (helped by Mr. Iger’s coziness with China99) for 2022 releases, but the $71 billion purchase price for Fox was widely viewed as excessive, and now Disney sits on $45 billion in debt because of it.100 It represented part of Nelson Peltz’s criticism of the directors’ and Mr. Iger’s decision-making before his short-lived attempt to join Disney’s board.

98 Luscombe, Belinda. “'I Hope Bob Iger Has One Foot Out the Door.' Abigail Disney on Iger's Stunning Comeback,” Time, Nov. 23, 2022. See https://time.com/6236290/bob-iger-abigail-disney-interview/.

99 Brzeski, Patrick. “‘Avatar 2’ Gets Rare China Release Extension Over Lunar New Year Holiday,” The Hollywood Reporter, Jan. 10, 2023. See https://www.msn.com/en-us/movies/news/avatar-2-gets-rare-china-release-extension-over-lunar-new-year-holiday-exclusive/ar-AA16alhs.

100 Mendelson, Scott. “Did Disney Buy a Dud With Fox? The $71 Billion Deal Is Weighing Bob Iger Down,” The Wrap, Jan. 31, 2023. See https://www.thewrap.com/disney-fox-bob-iger-analysis/.

The Board’s recommended return of nearly all its current members is unacceptable considering the Company’s poor performance, including its political activism and resultant brand degradation, and its CEO succession failure.

That the Board of Directors doesn’t seek to replace the outgoing Susan Arnold, who is being replaced as Chair by elevating the long-serving Mark Parker to her former position, is simply inadequate given the Company’s poor performance. Mr. Parker has enough responsibilities as a regular director and as Executive Chairman of Nike, Inc., also without having to lead the heavy lift to straighten out the mess at Disney.

The dysfunction of the board is so deep that it gave the stumbling Mr. Chapek a contract renewal in late June, only to cut him loose less than five months later.101

As addressed above, Mr. Iger is responsible for much of the trouble at the Company both during his prior tenure as CEO and the last few years lurking in the C-suite shadows. He must not continue beyond this planned two-year extension of his executive leadership.

We are not alone in our view. Ms. Disney also told Time, “This reflects badly on the board for the way they handled it and the fact that they never have succession in mind, really, in a serious way. It reflects badly on Chapek because he performed really badly, and it reflects badly on Bob [Iger] because, really honestly, this is an affirmation that he failed with succession planning.”102

And an anonymous “Disney veteran” told The Hollywood Reporter in November:103

Bob Iger messed up succession at Disney for 15 years. When he finally did it, it was a colossal mess-up. It’s extraordinary that [Iger] is the guy they chose to come back. It speaks to his reputation and the board’s lack of options and ineptitude. How could they have gotten to this place? How could this happen?

While we agree with Catholic League President Bill Donohue that Mr. Iger “is the problem, not the answer,” now is not the time for him to be removed as CEO – but he has no business returning to the board.104 Even though he has said he remains committed to pro-LGBTQ+ “storytelling” and other liberal political activism such as advocating for gun control, we realize it is unrealistic at this juncture to affect his removal over day-to-day affairs. He does have experience in the industry and has overseen some successes, and more importantly he has struck a minimal conciliatory tone about the current “culture wars,” saying, “Do I like the company being embroiled in controversy? Of course not. It can be distracting, and it can have a negative

101 Whelan, Robbie. “Disney Board Votes to Renew CEO Bob Chapek’s Contract,” Wall Street Journal, June 28, 2022. See https://www.wsj.com/articles/disney-board-votes-to-renew-ceo-bob-chapeks-contract-11656448976.

102 Luscombe, op cit.

103 Masters, Kim. “Inside the Disney Board’s Decision to Swap Bobs,” The Hollywood Reporter, Nov. 21, 2022. See https://www.hollywoodreporter.com/business/business-news/inside-disney-decision-to-rehire-iger-1235267844/.

104 Donohue, Bill. “Disney’s Iger is the problem, not the answer,” Catholic League for Religious and Civil Rights, Jan. 18, 2023. See https://www.catholicleague.org/disneys-iger-is-the-problem-not-the-answer-2/.

impact on the company. And to the extent that I can work to kind of quiet things down, I’m going to do that.”105

But the entire Company board, none of which are new nominees on this year’s proxy, needs to be sent a message that it desperately needs an overhaul. Current members are clearly either too busy with their own duties at their own companies, and/or are too cozy with each other to sufficiently monitor the Company to prevent its further decline.

In fact, it is apparent the vast majority of the Board supports the Company’s vocal support for progressive positions on divisive political issues, if you review their individual campaign contribution histories. Clearly Disney’s directors have not avoided pitfalls like what they fell into last year in Florida – not because they didn’t focus enough on avoiding “woke,” but because they believe in it. Mr. Iger leads the way, as conservative commentator John Nolte wrote:106

Disney’s grooming crusade began under Iger. Adding innocence-shattering homosexuality to “entertainment” aimed at little kids came from Bob Iger: Era Uno. And that move had nothing to do with teaching little kids to be decent towards those different from them. Disney managed to do that for nearly a hundred years without exposing kids to sexuality.

When a child is exposed to the idea of adult sexuality and sexual preference is not up to Bob Iger or Disney or public schools. That decision is up to the parents.

Besides the politics and the sexualization of children’s programming, the Board also must be held accountable for failure to mitigate executive-level missteps that pose a threat to Disney’s infrastructure and operations. For example, the State of Florida recently completed the process of removing the Company’s special district surrounding Orlando, which allowed it to function as its own government, including taxing authority.107

Also at risk are the Company’s relationship with public and elected officials in the Sunshine State. It is not only Gov. DeSantis that has resisted Disney’s attempt to apply political pressure on divisive issues; Nearly every other significant statewide elected office is also politically aligned against the Company, as are the voting majorities in both chambers of the state legislature. Disney’s lobbyists are far less likely to find welcoming receptions for their political and policy wishes in the important Sunshine State.

105 Whitlock, Scott & Halon, Yael. “Disney CEO Bob Iger tells employees he wants to ‘quiet’ down culture wars, ‘respect’ the audience,” FoxBusiness.com, Nov. 29, 2022. See https://www.foxbusiness.com/media/disney-ceo-bob-iger-tells-employees-wants-quiet-culture-wars-respect-audience.

106 Nolte, John. “‘Queerness’ Is ‘Core’ of Disney+ ‘Willow’ Series,” Breitbart.com, Nov. 30, 2022. See https://www.breitbart.com/entertainment/2022/11/30/nolte-queerness-is-core-disney-willow-series/.

107 Murphy, Aislinn. “Disney's Reedy Creek Improvement District to get new name, Governor appointed board,” FoxBusiness.com, Feb. 6, 2023. See https://www.foxbusiness.com/markets/disney-reedy-creek-improvement-district-new-name-governor-appointed-board.

And considering its diminished national reputation, many elected members of Congress have a dim view of Disney as well. For example, the Company has an extensive list of copyrights for its popular animated characters that are approaching their expiration dates, and may not be able to win extensions in the U.S. in the way they have in the past, should the Company want them. “Thanks to special copyright protections from Congress, woke corporations like Disney have earned billions while increasingly pandering to woke activists,” said Sen. Josh Hawley of Missouri last year.108 “It’s time to take away Disney’s special privileges and open up a new era of creativity and innovation.”

As for public opinion, in an annual poll of thousands of Americans by Axios that ranks the 100 “most visible companies” according to reputation, Disney fell from No. 37 in 2021 to No. 65 in 2022.109

Polling by The Trafalgar Group last year found that 68 percent of respondents are less likely to do business with Disney because of the Company’s content that exposes children to “sexual ideas.”110 A similar percentage said they were likely to support family-friendly alternatives to Disney.

Another poll last year by Rasmussen Reports found that “only 28 percent of American adults believe the emphasis on ‘inclusion’ and ‘diversity’ by companies like Disney is making children’s entertainment better. Forty-five percent think the push for ‘inclusion’ is making kids’ entertainment worse.”111

And conversely, the governor of the state that Disney has turned into its foe in the culture wars is receiving impressive approval ratings. Gov. DeSantis, who chose to support parental rights over the Company’s political preferences, has huge favorability ratings both in Florida and nationally, and won reelection last year by 20 percentage points.112

108 Salam, Erum. “Disney could soon lose exclusive rights to Mickey Mouse,” The Guardian, July 3, 2022. See https://www.theguardian.com/film/2022/jul/03/mickey-mouse-disney-copyright-expiry.

109 Goins-Phillips, Tre’. “Woke-Lash? New Survey on Popularity of Marvel Movies Could Spell Trouble for Disney,” Faithwire.com, Aug. 8, 2022. See https://www.faithwire.com/2022/08/08/woke-lash-new-survey-on-popularity-of-marvel-movies-could-spell-trouble-for-disney/.

110 “National Issues Survey – Disney Business,” The Trafalgar Group, April 2022. See https://www.thetrafalgargroup.org/news/nat-issues-disney-business-0410/.

111 “Americans Divided Over Disney’s LGBTQ Push,” Rasmussen Reports, April 5, 2022. See https://www.rasmussenreports.com/public_content/lifestyle/entertainment/april_2022/americans_divided_over_disney_s_lgbtq_push.

112 Hooper, Kelly & Olander, Olivia. “DeSantis holds early lead over Trump among GOP primary voters,” Politico, Dec. 14, 2022. See https://www.politico.com/news/2022/12/14/desantis-trump-gop-primary-voters-00073874.

“Disney has done a lot to partner with the Chinese Communist Party and really has made a fortune over there without raising a peep about any of their atrocities,” DeSantis said on

May 2, 2022.113 “China is the number one geopolitical threat that this country faces. You’ve had the ruling elite in this country for decades have basically done all they can to elevate China. And a lot of them made a fortune off it. But it’s made our country weaker, it’s eroded our industrial base.”

The Company also faces a distrust problem that affects the entire corporate media industry. A survey commissioned by the New York Times last year found that 71 percent of respondents believed American democracy is under threat, and of those, 59 percent think the media – which includes ABC News and ESPN – are a “major threat to democracy.”114 An additional 25 percent believe that there is a least a “minor” threat to democracy posed by the media. And a global annual survey by the Reuters Institute for the Study of Journalism last year found that the United States audiences had the least amount of trust in its media (only 26 percent).115

And an annual survey of its investors by the American Conservative Values ETF in 2022 placed Disney as “the most woke company in America” for the first time – a spot previously occupied by Big Tech companies.116 “It’s clear Disney’s adoption of left-wing ideology, led by its war on parental rights, is harming the company’s brand among politically conservative investors,” said ACVF President Tom Carter.

The existing Board has done nothing to protect Disney’s reputation, its properties, its value, or its worth. Shareholders should think long and hard about keeping the same names and faces in charge of what has been a mismanaged decline.

The Board’s significant failures must not be rewarded with 100 percent reelection.

The Board espouses the past accomplishments of Mr. Iger in financial improvement and mergers & acquisitions for the company. What the Board omits is that Mr. Iger is only on board for another two years, after which his successor will take over – a transition that he badly botched and even subverted last time. The Board also ignores the fact that the hugely valuable intellectual

113 Li, Rita. “DeSantis Calls Out Disney for Partnering With China, Making a ‘Fortune’ There While Staying Silent on ‘Atrocities’,” The Epoch Times, May 3, 2022. See https://www.theepochtimes.com/florida-gov-desantis-blames-disney-for-kowtowing-to-china-despite-atrocities_4442751.html.

114 October 2022 Times/Siena Poll of Registered Voters, The New York Times, Oct. 18, 2022. See https://www.nytimes.com/interactive/2022/10/18/upshot/times-siena-poll-registered-voters-crosstabs.html.

115 “Overview and key findings of the 2022 Digital News Report,” Reuters Institute, June 2022. See https://reutersinstitute.politics.ox.ac.uk/digital-news-report/2022/dnr-executive-summary.

116 Bivins, Jill. “Conservatives Vote Disney “Most Woke Corporation in America” According to Recent Survey,” DisneyDining.com, Nov. 16, 2022. See https://www.disneydining.com/conservatives-vote-disney-most-woke-corporation-in-america-according-to-recent-survey-jb1/.

property that Disney acquired – Pixar, Marvel, and Star Wars – have all suffered brand degradation under the Company umbrella, as has been explained earlier in this report.

When Mr. Peltz briefly sought a board seat, the existing directors criticized his alleged inexperience, but the same applies to Disney’s existing directors when they were onboarded.117 If that’s the criteria to be eligible for the Disney Board, why was Mary Barra, an automotive industry executive, chosen? Why were now-executive chairman Mark Parker, and Calvin MacDonald, both athleticwear executives, chosen? Why was Francis DeSouza, a biotech executive, chosen? And as for the non-Iger executives on the Board that the Company claims have “media experience” – Amy Chang and Carolyn Everson – their experiences at Big Tech companies are hardly analogous to Disney’s line of business.

The Board’s resistance to Mr. Peltz’s overtures only reinforced what a largely insular and arrogant collection of elites they are. Mr. Peltz for a time seemed to get a respectful, listening ear from Mr. Chapek, despite all his faults. The same apparently cannot be said for Mr. Iger, who returned to the CEO role after reportedly bemoaning his post-Disney idleness while his wife was too busy with her work at USC.118 Outside appearances made it seem like Mr. Iger and the Board urgently ushered Mr. Parker into the Executive Chairman role, and tried to run out the clock on giving Mr. Peltz a serious in-person meeting, so they wouldn’t have to consider him as a candidate. A trip on his yacht provided the perfect excuse for Mr. Iger to delay. It was more important to the Board to reduce their numbers by one rather than replace the departing Susan Arnold, just to keep out Mr. Peltz.

Disney on the whole operates with little integrity and maximum sneakiness, all to accomplish their perfidy. NLPC’s personal experience engaging with the Company was distasteful. Their lawyers tried to exclude our shareholder resolution from the proxy based on silly, illegitimate technicalities, for which they were shamed in a letter from us. Then when the Company released its preliminary proxy statement, they intended to neutralize the name of our proposal, by calling it a report on “business operations,” instead of our “Communist China Audit” title. Only a threat to file a complaint with the SEC got the word “China” restored to the proposal’s name. Clearly Mr. Iger and the Board don’t want to upset their masters.

For these and many other reasons, we urge our fellow shareholders to vote “AGAINST” all of the Company’s director nominees under Proposal No. 1, and to vote “FOR” Shareholder Proposal No. 5 (“Report on Operations Related to China”), on the Proxy for the April 3, 2023 annual shareholder meeting for The Walt Disney Company.

117 Sherman, Alex. “Disney slams Peltz for lack of media experience, but its board is light on it, too,” CNBC, Jan. 18, 2023. See https://www.cnbc.com/2023/01/18/disney-peltz-proxy-fight-board-also-light-on-media-experience.html.

118 Flint, et al. Op cit.

PHOTO CREDITS:

Page 5: Splash Mountain entrance/mickeyavenue, Creative Commons

Page 6: Walt Disney Statue in Paris/wattallan594, Creative Commons

Page 8: Natalie Portman & Chris Hemsworth at ComicCon/Gage Skidmore, Creative Commons

Page 10: Sage Steele at the ESPY Awards/Walt Disney Television, Creative Commons

Page 12: Whoopi Goldberg at the D23 Expo/Walt Disney Television, Creative Commons

Page 13: Robert Iger/Fortune Live Media, Creative Commons

Page 15: Bob Chapek/Walt Disney Television, Creative Commons

Page 16: Xi Jinping/UN Geneva, Creative Commons

Page 18: Robert Iger & Xi Jinping/YouTube screenshot

Page 20: Robert Iger/Fortune Conferences, Creative Commons

Page 21: Abigail Disney/U.S. Institute for Peace, Creative Commons

Page 22: Mark Parker/World Economic Forum, Creative Commons

Page 24: “Steamboat Willie” copyright expires soon/Pink Cow Photography, Creative Commons

Page 25: Ron DeSantis/Gage Skidmore, Creative Commons

Page 26: Robert Iger & Mark Hamill/Walt Disney Television, Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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For questions regarding The Walt Disney Company – Proposal #5 – the Shareholder Proposal requesting a report on operations related to China, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.